UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

______________________________________________________________________________

NORFOLK SOUTHERN CORPORATION

(Exact name of registrant as specified in its charter)

______________________________________________________________________________

           Virginia                                                       1-8339                                                      52-1188014

(State or other jurisdiction of                                     Commission file number)                                (IRS Employer Identification No.)

incorporation or organization)

Three Commercial Place, Norfolk, Virginia 23510-2191

(Address of principal executive offices)(Zip code)

James A. Hixon (757-629-2370)

(Name and telephone number, including area code,

of the person to contact in connection with this report.)

______________________________________________________________________________

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

X   Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013.

______________________________________________________________________________

Introduction

Norfolk Southern Corporation is a Norfolk, Virginia based company that owns a major freight railroad, Norfolk Southern Railway Company.  Norfolk Southern Corporation was incorporated on July 23, 1980, under the laws of the Commonwealth of Virginia.  Our common stock is listed on the New York Stock Exchange (NYSE) under the symbol “NSC.”

Unless indicated otherwise, Norfolk Southern Corporation and its subsidiaries, including Norfolk Southern Railway Company, are referred to collectively as NS, we, us, and our.

NS is primarily engaged in the rail transportation of raw materials, intermediate products, and finished goods in the Southeast, East, and Midwest and, via interchange with rail carriers, to and from the rest of the United States.  NS also transports overseas freight through several Atlantic and Gulf Coast ports.  We provide comprehensive logistics services and offer the most extensive intermodal network in the eastern half of the United States.

In support of our rail transportation services, we operate several facilities (the “Repair Facilities”) that are capable of providing repair services for our own fleet of locomotives and roadway maintenance equipment. The Repair Facilities also offer and provide these repair services to third-party customers from time to time.  Such repair services may include the fabrication of components or the use of components from our inventory that have undergone in-house reconditioning involving the use of tin, tungsten, tantalum and/or gold (3TG, or necessary conflict minerals). For purposes of Section 1502 of the Dodd-Frank Act (defined below), we have assumed that these activities constitute the manufacturing of products as contemplated thereby.  The payments received from customers in return for our repair services in 2013 represented an amount equal to less than 1% of our operating revenue.

Applicability of the conflict minerals rule to NS

NS undertook a broad-based assessment of its business operations in order to determine whether or not it was subject to Section 1502 of the  Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (Dodd-Frank Act).  Based on this assessment, we concluded that certain activities historically conducted at Repair Facilities could be deemed to constitute the manufacturing of products under the Dodd-Frank Act.

NS then undertook a detailed assessment of actual business activities at the Repair Facilities for the 2013 reporting year.  We concluded that there were projects undertaken at one of the Repair Facilities that involved the transfer to a third-party customer of certain locomotive components that were taken from NS inventory after undergoing in-house reconditioning that involved the use of one or more conflict minerals.

Due to the uncertainty surrounding our status as a manufacturer, we undertook in good faith a Reasonable Country of Origin Inquiry (RCOI) with our suppliers in parallel with the applicability assessment process described above.

NS’s policy regarding the sourcing of conflict minerals can be found here: http://www.nscorp.com/content/dam/nscorp/suppliers/conflict_minerals_statement.pdf.

Section 1- Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

a.       NS has concluded in good faith that during the 2013 calendar year:

Based on the RCOI conducted, NS reasonably believes that its suppliers provided conflict minerals from recycled or scrap sources and, to the extent conflict minerals are not reasonably believed to be from recycled or scrap sources, NS did not receive evidence to give it reason to believe that any suppliers were sourcing conflict minerals that may have originated in the Democratic Republic of the Congo or an adjoining country (Covered Countries). We therefore are not required to file a Conflict Minerals Report.

b.      Description of RCOI Process

i – Applicability assessment

As the first step prior to beginning the RCOI process, NS undertook an applicability assessment to identify whether any of its operations could be considered manufacturing under the conflict minerals rule.  After identifying the Repair Facilities, we developed a list of direct suppliers to the Repair Facilities and began the parallel processes of (1) surveying the suppliers with respect to the content and origins of any 3TG in their products sold to us and (2) evaluating the specific business activities at the Repair Facilities in 2013.

ii – Engagement with supply chain

Based on the list of suppliers developed through the applicability assessment process, we sent surveys to 261 suppliers representing 100% of our expenditures that were or could have been used in third-party projects at the Repair Facilities with potential for conflict minerals in components and parts. These suppliers were surveyed at the corporate level using a customized RCOI survey designed by NS. This survey was designed based on the reporting requirements of the final conflict minerals rule.

Initial supplier surveys were distributed in July 2013 for expenditures in the first half of 2013 and again in January 2014 for expenditures in the second half of 2013. Through this distribution, NS informed suppliers about the conflict minerals rule and asked them to complete the conflict minerals survey. Supplier follow-up occurred between July 2013 and March 2014. Since many of NS’s suppliers are not subject to the conflict minerals rule or are unfamiliar with the reporting requirements, NS held phone calls, provided FAQs, and sent emails to many suppliers providing instructions and clarification on the requirements. NS also established a dedicated email address for supplier questions about the conflict minerals rule or for assistance in completing the conflict minerals survey.

Given the annual compliance requirements, and in an attempt to improve transparency in the supply chain and future supplier response rates, NS also updated its contract terms and conditions requiring each supplier to comply with any conflict minerals requests from NS and inform NS if any of its products contain conflict minerals.  NS will include this new conflict minerals contract language in future standard contracts for new suppliers.

iii – Survey Response Review

NS reviewed responses received for “red flags,” defined by NS as inconsistent, incomplete, or inaccurate responses. This red flag review was based on logical tests applied to supplier answers to questions contained in the RCOI survey. Responses that failed any of the red flag review tests were selected for additional follow-up.

iv – Non-Responsive suppliers

Non-responsive suppliers were reminded periodically to respond to the survey within a given time period. All suppliers that did not provide responses to NS’s notifications were contacted at least three times.

c. Results of RCOI

NS received responses from approximately 80% of the 261 applicable suppliers that were surveyed. Approximately 24% of the responding suppliers indicated that their products contained 3TG.  With respect to those suppliers who indicated the presence of 3TG, they (1) further indicated to the satisfaction of our legal review that (a) they provided 3TG from recycled or scrap sources or (b) sourced 3TG from countries other than Covered Countries and/or (2) supplied products to NS that were ultimately determined not to have been used in products that were manufactured in 2013.  Therefore, we are able to conclude that we have no reason to believe that we are sourcing 3TG for manufactured products from the Covered Countries, and we are not required to file a Conflict Minerals Report for 2013 describing further due diligence activities.

d. Hyperlink to Form SD

In accordance with Rule 13p-1 under the Securities Exchange Act of 1934, NS has filed this Specialized Disclosure Report (Form SD) on its publicly available Internet site at http://www.nscorp.com/content/nscorp/en/get-to-know-norfolk-southern/investor-relations/financial-reports/sec-filings.html.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

NORFOLK SOUTHERN CORPORATION

__ _/s/  Cindy C. Earhardt      __________                                _______June 2, 2014___________

Name:Cindy C. Earhardt(Date)

Title:Executive Vice President Administration